SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                        ----------------------

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. N/A)<1>

                    THE PEREGRINE REAL ESTATE TRUST
                           (Name of Issuer)

                 COMMON SHARES OF BENEFICIAL INTEREST
                    (Title of Class of Securities)

                               713662013
                            (CUSIP Number)


                            James F. Evert
                      Assistant General Counsel
                   The Prudential Insurance Company
                              of America
                        Four Embarcadero Center
                              Suite 2700
                       San Francisco, CA  94111
                            (415) 291-5055

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                           January 23, 1997
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box   [  X  ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
[FN]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP NO. 713662013
------------------------------------------------------------
  (1)   NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
             I.R.S. NO. 22-1211670
---------------------------------------------------------------------
  (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) [ ]
                                                           (b) [x]
---------------------------------------------------------------------
  (3)   SEC USE ONLY

---------------------------------------------------------------------
  (4)   SOURCE OF FUNDS<1>
             00

----------------------------------------------------------------------
  (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [  ]

----------------------------------------------------------------------
  (6)   CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW JERSEY
-----------------------------------------------------------------------
NUMBER OF           (7)    SOLE VOTING POWER
                               682,351.2
SHARES              ---------------------------------------------------
                    (8)     SHARED VOTING POWER
                                   0
                    ---------------------------------------------------
BENEFICIALLY        (9)     SOLE DISPOSITIVE POWER
                               682,351.2
OWNED BY REPORTING  ---------------------------------------------------
                    (10)    SHARED DISPOSITIVE POWER
PERSON WITH                         0
                    ---------------------------------------------------

-----------------------------------------------------------------------
  (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
               682,351.2
-----------------------------------------------------------------------
  (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES<1>
                                                               [  ]
-----------------------------------------------------------------------
  (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 14%
----------------------------------------------------------------------
  (14)  TYPE OF REPORTING PERSON<1>
               BD, IC, IA
----------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER.

      The equity securities to which this Statement on
Schedule 13D relates are the Common Shares of Beneficial Interest (the "Common Shares") of The Peregrine Real Estate Trust, a California real estate investment trust (the "Issuer"), with its principal executive offices located at 1300 Ethan Way, Suite 200, Sacramento, California 95825.

ITEM 2.    IDENTITY AND BACKGROUND.

      (a)  This Statement is being filed by The Prudential
Insurance Company of America, a New Jersey corporation ("PIC").

      Schedule A attached hereto and incorporated herein by reference sets forth the following information with respect to each Director and Executive Officer of PIC: (a) name;
(b) business address; and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

      (b)  The address of PIC is Prudential Plaza, Newark, New
Jersey 07102.

      (c)  PIC is an insurance company.

      (d) During the last five years, neither PIC nor, to the knowledge of PIC, any of the executive officers or directors of PIC, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, neither PIC nor, to the knowledge of PIC, any of the executive officers or directors of PIC, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) PIC is a New Jersey corporation. To the knowledge of PIC, each executive officer and director of PIC is a citizen of the United States, except that Richard M. Thomson, a director of PIC is a citizen of Canada.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      PIC and Pruco Life Insurance Company, an Arizona corporation ("Pruco"), along with other creditors of the Issuer, acquired interests in the Issuer on and following October 7, 1994 in connection with the effectiveness of the Issuer's plan of reorganization under the United States Bankruptcy Code. Pruco is a direct wholly owned subsidiary of PIC. Prior to the Issuer's bankruptcy proceedings, PIC and Pruco held debt obligations of the Issuer. The Issuer's obligations to PIC and Pruco were satisfied in connection with the Issuer's reorganization by the issuance (i) to PIC of Restructured Notes Payable (the "Senior Notes"); 913,781.5 shares of Redeemable Convertible Preferred Shares (the "Preferred Shares"); and 207,983.5 Common Shares and
(ii) to Pruco of Senior Notes; 2,082,223.5 Preferred Shares; and 473,929.7 Common Shares.

      In October, 1995, Pruco transferred ownership of all of its Common and Preferred shares of the Issuer to Gateway Recovery
Trust, a Delaware business trust ("Gateway"). PIC is the asset manager and principal beneficiary of Gateway.

      Prudential Securities, Inc., a Delaware corporation ("PSI") has acquired 438 Common Shares in connection with its ordinary course investment activities. PSI is an indirect wholly owned subsidiary of PIC.

ITEM 4.    PURPOSE OF TRANSACTION.

      PIC, Pruco and PSI acquired their Common Shares in the Issuer in the manner specified in Item 3. Subsequent to the acquisition by PIC and Pruco, PIC, on behalf of itself and Pruco, filed a transaction statement on Schedule 13G reporting ownership of their Common Shares and that they were acquired in the ordinary course of business for investment purposes.

      Representatives of PIC have conferred with other creditors and shareholders of the Issuer, and have had discussions with the management and the Board of Trustees of the Issuer concerning alternatives available to the Issuer to enhance the value of the Issuer and its assets, including, among other things, the restructuring of the Issuer, the sale of individual assets of the Issuer, the refinancing of the Issuer's obligations, or the sale of the Issuer through the sale of all or substantially all of the assets of the Issuer to, or the merger or other business combination of the Issuer with, a third party. These discussions may result in a decision by PIC to pursue, in cooperation with the Issuer and/or other creditors and shareholders of the Issuer or otherwise, one or more restructuring options, which may include (a) the acquisition by PIC and other creditors and shareholders of the Issuer of all of the outstanding Common Shares they do not currently own either through a negotiated cash merger transaction, a tender offer or another form of business combination and/or (b) the replacement of all or a portion of the Board of Trustees of the Issuer.

      In addition to the possible actions described in the preceding paragraph, PIC and the other holders of the Issuer's Preferred Shares are entitled to designate one Trustee of the Issuer. PIC has, along with other holders, exercised its rights to designate such a Trustee.

      Although the foregoing reflects activities presently contemplated by PIC with respect to the Issuer, it is subject to change at any time, and there can be no assurance that PIC will take any of the actions referred to above or participate in a group that will take any of the actions referred to above.
Except as set forth above, PIC has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

      (a) PIC is the beneficial owner of 681,956.2 Common Shares of the Issuer, equal to 14% of the issued and outstanding Common
Shares of the Issuer.

      (b) The number of Common Shares as to which PIC has the sole or shared power to vote and dispose, or direct the disposition, of is disclosed in items 7 through 10 of the Cover
Page to this Statement, which items are incorporated herein by reference.

      (c) There have been no transactions in the Common Shares by PIC within the past 60 days.


ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           PIC directly holds 207,983.5 of the Common Shares in a separate account. An additional 473,929.7 Common Shares are held by Gateway. PIC is the asset manager and principal beneficiary of Gateway and, in its capacity as asset manager, has the sole power to direct the voting and disposition of the Common Shares held by Gateway. An additional 438 Common Shares are held by PSI.

           The filing of this statement should not be construed as an admission that PIC is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of the shares held by any entity other than PIC.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           None.

                  DIRECTORS AND EXECUTIVE OFFICERS OF
              THE PRUDENTIAL INSURANCE COMPANY OF AMERICA


DIRECTORS
----------

                         Principal Occupation
Name                     Title                    Address
----------------------------------------------------------------------------
Franklin E. Agnew        Business Consultant      One Mellon Bank Center
                                                  Suite 2120
                                                  Pittsburgh, PA 15219

Frederic K. Becke        President                Wilentz Goldman & Spitzer
                                                  90 Woodbridge Center Drive
                                                  Suite 900
                                                  Woodbridge, NJ 07095

William W. Boeschenstein Former Chairman & CEO    Owens-Corning Fiberglas
                                                    Corporation
                                                  One Seagate, Suite 1530
                                                  Toledo, OH 43604

Lisle C. Carter, Jr.     Former Senior            The Prudential Insurance
                         Vice President           Company of America
                         and General Counsel,     Prudential Plaza
                         United Way of America    751 Broad Street
                                                  Newark, NJ 07102-3777

James G. Cullen          Vice Chairman            Bell Atlantic Corp.
                                                  1310 North Court House Road,
                                                    11th Floor
                                                  Arlington, VA 22201

Carolyne K. Davis        Health Care Advisor      Ernst & Young
                                                  1225 Connecticut Avenue, NW
                                                  Washington, DC 20036

Roger A. Enrico          Chief Executive Officer  PepsiCo
                                                  14841 North Dallas Parkway
                                                  Dallas, TX 75240

Allan D. Gilmour         Former Vice Chairman,    The Prudential Insurance
                         Ford Motor Company         Company of America
                                                  751 Broad Street
                                                  Newark, NJ 07102-3777

William H. Gray III      President and CEO        United Negro College Fund,
                                                    Inc.
                                                  8260 Willow Oaks Corp. Drive
                                                  P.O. Box 10444
                                                  Fairfax, VA 22031-4511

Jon F. Hanson            Chairman                 Hampshire Management Company
                                                  235 Moore Street,
                                                  Suite 200
                                                  Hackensack, NJ 07601

Constance J. Horner      Guest Scholar            The Brookings Institution
                                                  1775 Massachusetts
                                                    Avenue, NW
                                                  Washington, DC 20036-2188

Allen F. Jacobson        Former Chairman and CEO  Minnesota Mining &
                                                    Manufacturing (3M)
                                                  3050 Minnesota World Trade
                                                    Center
                                                  30 Seventh Street East
                                                  St. Paul, MN 55101-4901

Burton G. Malkiel        Professor                Princeton University
                                                    Dept. of Economics
                                                  110 Fisher Hall
                                                  Prospect Avenue
                                                  Princeton, NJ 08544-1021

Arthur F. Ryan           Chairman, CEO            The Prudential Insurance
                         and President              Company of America
                                                  751 Broad Street
                                                  Newark, NJ 07102

Charles R. Sitter        Former President         Exxon Corporation
                                                  225 East John W.
                                                  Carpenter Freeway
                                                  Irving, TX 75602

Donald L. Staheli        Chairman and CEO         Continental Grain Company
                                                  277 Park Avenue
                                                  New York, NY 10172

Richard M. Thomson       Chairman and CEO         The Toronto-Dominion Bank
                                                  P.O. Box 1
                                                  Toronto-Dominion Centre
                                                  Toronto, Ontario
                                                  Canada M5K 1A2

James A. Unruh           Chairman and CEO         Unisys Corporation
                                                  Township Line and Union
                                                    Meeting Roads
                                                  P.O. Box 500
                                                  Blue Bell, PA 19424-0001

P. Roy Vagelos, M.D.     Former Chairman and CEO  Merck & Co., Inc.
                                                  One Crossroads Drive
                                                  Building A, 3rd Floor
                                                  Bedminster, NJ 07921

Stanley C. Van Ness, Esq. Counselor at Law        Picco Herbert Kennedy
                                                  One State Street Square
                                                  Suite 1000
                                                  Trenton, NJ 08607-1388

Paul A. Volcker           Chairman and CEO        Wolfensohn & Co., Inc.
                                                  599 Lexington Avenue
                                                  New York, NY 10022

Joseph H. Williams        Director                The Williams Companies, Inc.
                                                  One Williams Center
                                                  Tulsa, OK 74172

EXECUTIVE OFFICERS
------------------

Arthur F. Ryan            Chairman of the Board,  The Prudential Insurance
                          Chief Executive           Company of America
                          Officer and President   Prudential Plaza
                                                  751 Broad Street
                                                  Newark, NJ 07102-3777

E. Michael Caulfield      Chief Executive         The Prudential Insurance
                          Officer, Money             Company of America
                          Management Group        Prudential Plaza
                                                  751 Broad Street
                                                  Newark, NJ 07102-3777

Mark B. Grier             Chief Financial         The Prudential Insurance
                          Officer                    Company of America
                                                  Prudential Plaza
                                                  751 Broad Street
                                                  Newark, NJ 07102-3777

Rodger A. Lawson          Executive Vice          The Prudential Insurance
                          President, Marketing       Company of America
                          and Planning            Prudential Plaza
                                                  751 Broad Street
                                                  Newark, NJ 07102-3777

John V. Scicutella        Operations and          The Prudential Insurance
                          Systems                    Company of America
                          Executive Officer       Prudential Plaza
                                                  751 Broad Street
                                                  Newark, NJ 07102-3777

William F. Yelverton      Chief Executive         The Prudential Insurance
                          Officer, Individual        Company of America
                          Insurance Group         Prudential America
                                                  751 Broad Street
                                                  Newark, NJ 07102-3777

                               SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 1997               THE PRUDENTIAL INSURANCE COMPANY
                               OF AMERICA



                               By: __/s/__RICHARD T. GREENWOOD____
                                      Name: Richard T. Greenwood
                                      Title: Vice President